EXHIBIT 21.1

TRANSATLANTIC HOLDINGS, INC.
SUBSIDIARIES OF REGISTRANT

Name of Corporation	Jurisdiction of Incorporation	% of Voting Securities Owned by its Immediate Parent
Transatlantic Reinsurance Company	New York, U.S.A.	100%
Putnam Reinsurance Company	New York, U.S.A.	100	%*
Trans Re Zurich	Zurich, Switzerland	100	%*
Transatlantic Re (Argentina) S.A.	Argentina	100	%*
Transatlantic Re (Brasil) Ltda	Brazil	100	%*
Transatlantic Polska Sp. z o.o	Warsaw, Poland	100	%*
TRC (PANAMÁ) S.A.	Panama	100	%*
Transatlantic Professional Risk Management Services, Inc.	Delaware, U.S.A.	100%

*	The common stock is owned 100% by Transatlantic Reinsurance Company.